This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended	Filer: Telefonica, S.A. Issuer: Telefonica, S.A. Subject of the offer: Terra Networks, S.A. Commission File Number: 333–123162

This document is incorporated by reference in the prospectus filed by Telefonica, S.A. pursuant to Rule 424(b)(3) in connection with the merger of Terra Networks, S.A. with and into Telefonica, S.A., file number 333-123162.

Telefonica S.A., as provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

The Board of Directors of Telefonica, SA., at its meeting held on April 20th, 2005, has unanimously resolved to call the Annual General Shareholders' Meeting to be held in Madrid on May 30th and 31st, 2005, at first and second call respectively. Based on experience in previous years, the aforementioned Meeting is expected to be held at second call.

The Agenda of the Annual General Shareholders' Meeting, that has been approved in the aforesaid Board's meeting, is the following:

AGENDA

  Examination and approval, if applicable, of the Annual Accounts and Management Report of Telefonica, S.A. and its Consolidated Group of Companies, as well as the proposal for the application of the results of Telefonica, S.A., and that of the management of the Company's Board of Directors, all for the 2004 financial year.

  Shareholder remuneration: A) Distribution of dividends with a charge to the Additional Paid- in capital reserve and B) Extraordinary non-cash distribution of additional paid - in capital.

  Examination and approval, if applicable, of the Proposed Merger of Telefonica, S.A. and Terra Networks, S.A. and approval, as the Merger Balance Sheet, of Telefonica, S.A.'s Balance Sheet closed on December 31, 2004. Approval of merger between Telefonica, S.A. and Terra Networks, S.A. by means of the absorption of the latter by the former, with the extinction of Terra Networks, S.A. and the en bloc transfer of all of its assets and liabilities to Telefonica, S.A., with the provision that the exchange shall be satisfied through the delivery of treasury shares of Telefonica S.A., all in accordance with the provisions of the Merger Plan. Application of the special tax regime set forth in Chapter VIII of Title VII of the Restated Text of the Corporate Income Tax Law in connection with the merger. Establishment of procedures to facilitate the exchange of shares. Delegation of powers.

  Appointment of Directors.

  Designation of the Accounts Auditor for Telefonica, S.A. and its Consolidated Group of Companies, under the provisions of article 42 of the Spanish Commerce Code (Codigo de Comercio) and article 204 of the Spanish Corporations Act (Ley de Sociedades Anonimas).

  Authorization for the acquisition of treasury stock, directly or through Group companies.

  Reduction of share capital through the amortizing of treasury stock, with the exclusion of the right to opposition by creditors, through the redrafting of the article in the Bylaws that refers to the share capital.

  Delegation of powers to formalize, construe, correct and execute the resolutions adopted by the Annual General Shareholders’ Meeting.

Likewise, it is hereby stated that it is foreseen to make public the official announcement of the calling of the Annual General Shareholders Meeting in the Official Gazette of the Mercantile Registry ("Boletin Oficial del Registro Mercantil") and in at least a daily newspaper of Madrid, on April 27th, 2005. As from the publication date of this notice of the meeting, the relevant documents will be available to the shareholders, debenture holders and holders of special right other than shares, as well as to the employee representatives at the Company’s registered office, and sent to the regulatory bodies and stock exchanges of the different markets where Telefonica's shares are quoted. Additionally, these documents will be accessible on-line via the Company's website: www.telefonica.es.

The full text of the official announcement of the calling of the Annual General Shareholders' Meeting is enclosed to this notice.

Madrid, April 25th, 2005

TELEFONICA, S.A.

Annual General Shareholders' Meeting

The Board of Directors of "Telefonica, S.A." (the Company) has resolved to CALL the Annual General Shareholders' Meeting of the Company, to be held in Madrid on May 30th, 2005 at 12:00 a.m. on first call at IFEMA (Feria de Madrid), Campo de las Naciones, Parque Ferial Juan Carlos I, Pabellon 3, and on May 31st, 2005 at 12:00 a.m. on second call in the same place, if necessary legal quorum is not reached on first call.

The purpose of this call is to submit to the consideration and approval of the Annual General Shareholders' Meeting, the items stated in the Agenda below.

AGENDA

  Examination and approval, if applicable, of the Annual Accounts and Management Report of Telefonica, S.A. and its Consolidated Group of Companies, as well as the proposal for the application of the results of Telefonica, S.A., and that of the management of the Company's Board of Directors, all for the 2004 financial year.

  Shareholder remuneration: A) Distribution of dividends with a charge to the Additional Paid- in capital reserve and B) Extraordinary non - cash distribution of additional paid - in capital.

  Examination and approval, if applicable, of the Proposed Merger of Telefonica, S.A. and Terra Networks, S.A. and approval, as the Merger Balance Sheet, of Telefonica, S.A.' s Balance Sheet closed on December 31, 2004. Approval of merger between Telefonica, S.A. and Terra Networks, S.A. by means of the absorption of the latter by the former, with the extinction of Terra Networks, S.A. and the en bloc transfer of all of its assets and liabilities to Telefonica, S.A., with the provision that the exchange shall be satisfied through the delivery of treasury shares of Telefonica S.A., all in accordance with the provisions of the Merger Plan. Application of the special tax regime set forth in Chapter VIII of Title VII of the Restated Text of the Corporate Income Tax Law in connection with the merger. Establishment of procedures to facilitate the exchange of shares. Delegation of powers.

  Appointment of Directors.

  Designation of the Accounts Auditor for Telefonica, S.A. and its Consolidated Group of Companies, under the provisions of article 42 of the Spanish Commerce Code (Codigo de Comercio) and article 204 of the Spanish Corporations Act (Ley de Sociedades Anonimas).

  Authorization for the acquisition of treasury stock, directly or through Group companies.

  Reduction of share capital through the amortizing of treasury stock, with the exclusion of the right to opposition by creditors, through the redrafting of the article in the Bylaws that refers to the share capital.

  Delegation of powers to formalize, construe, correct and execute the resolutions adopted by the Annual General Shareholders' Meeting.

PARTICIPATION OF PUBLIC NOTARY IN THE ANNUAL GENERAL SHAREHOLDERS' MEETING

The Board of Directors has agreed to request the presence of a Public Notary to draw up the minutes of the Meeting, in accordance with article 114 of the Spanish Corporations Act (Ley de Sociedades Anonimas) in relation with articles 101 and 103 of the Mercantile Registry's rules and regulations (Reglamento del Registro Mercantil)

RIGHT TO INFORMATION

In relation to points I and VII on the Agenda and in accordance with the provisions of articles 144, 212 and related provisions of the Spanish Corporations Act, it is placed on record that the shareholders have the right to examine and obtain at the Company's registered office or to request the Company to send them, immediately and free of charge, a copy of the following documents:

  Annual accounts ( Balance Sheet, Profit and Loss Statement and Notes to the Accounts) and Management Reports of Telefonica, S.A. and its Consolidated Group of Companies, with the corresponding Auditors' Reports, as well as the proposal for the application of the results.

  Proposal on the reduction of share capital and the mandatory Report of the Board of Directors on this proposal.

In relation to point III on the Agenda, and in accordance with the provisions of article 238 and related provisions of the Spanish Corporations Act, it is placed on record that the shareholders, debenture holders and holders of special rights other than shares have the right to examine and obtain at the Company's registered office or to request the Company to send them, immediately and free of charge, the full text of the following documents:

  The Merger Plan.

  The report of the Independent Expert on the Merger Plan.

  The reports of the Directors of each of the companies taking part in the merger on the Merger Plan.

  The Annual Accounts and Management Reports for the last three years for each of the companies taking part in the merger, with the corresponding Auditors' reports.

  The Merger Balance Sheet for each of the companies taking part in the merger, accompanied by the verification report issued by the Auditor (in both cases this Balance Sheet is the Balance Sheet for the year ended December 31st, 2004, to be approved by their respective Annual General Shareholders' Meetings).

  The current Bylaws of each of the companies taking part in the merger. No amendment of the Bylaws of Telefonica, S.A. is contemplated as a result of the merger. However, it is placed on record that the General Meeting will deliberate on the reduction of share capital referred to in point VII of the Agenda.

  The list of first names, surnames, ages, nationalities and addresses of the Directors of each of the companies taking part in the merger, the date on which they took office and, where appropriate, the same information in relation to the people who are going to be proposed as Directors as a result of the merger.

The same documents will be available to the employee representatives for examination in the Company's registered office.

The proposed resolutions in relation to all the other points on the Agenda are also available to the shareholders at the registered office.

All the documents referred to above will be accessible on-line via the Company's website (www.telefonica.es).

In addition, it is placed on record that in accordance with the provisions of subsection 4 of provision one of Order ECO/3722/2003, the Annual Corporate Governance Report for the 2004 financial year, approved by the Company’s Board of Directors in a meeting held on March 30th, 2005, is available to the shareholders and is accessible on - line via the Company's website (www.telefonica.es).

In accordance with the provisions of article 112.1 of the Spanish Corporations Act, up until the seventh day before to that foreseen for holding the General Meeting, shareholders may request such information or clarification as they deem necessary or ask questions they consider pertinent regarding matters on the Agenda or information available to the public that may have been provided by "Telefonica, S.A." to the Spanish National Securities Market Commission (Comision Nacional del Mercado de Valores) since April 30th , 2004, the date the last General Meeting was held, by completing the corresponding form available on the Company web page or by writing to the Shareholder Assistance Service (Servicio de Atencion al Accionista) of the Company at its registered office at Gran Via 28, planta 3ª, 28013 Madrid, Spain.

Information relating to the Merger Proposal

In accordance with the provisions of article 240.2 of the Spanish Corporations Act, we set out below the minimum information on the Merger Plan required by law.

  Identification of the Entities Participating in the Merger.

1.1    Telefonica, S.A. (the Acquiring Company).

Telefonica, S.A., domiciled in Madrid, at calle Gran Via, 28, which was incorporated for an indefinite time by means of a notarial instrument executed before Mr. Alejandro Rosello Pastor, a Madrid Notary, on April 19, 1924, recorded under entry number 141 in his notarial register.

Telefonica, S.A. is registered with the Commercial Registry of Madrid in Book 12.534, Folio 21, Page M-6.164.

Telefonica, S.A.'s Tax ID number is A-28/015.865.

1.2    Terra Networks, S.A. (the Acquired Company).

Terra Networks, S.A., domiciled in Barcelona, at, calle Nicaragua, 54, incorporated for an indefinite time as Telefonica Comunicaciones Interactivas, S.A., by means of a notarial instrument executed before Mr. Jose Antonio Escartin Ipiens, a Madrid Notary, on December 4, 1998, and recorded under number 5,276 in his notarial register, which changed to its current company name by means of notarial instrument executed before Mr. Francisco Arriola Garrote, a Madrid Notary, on October 1, 1999 and which moved to its current domicile by resolution approved at the Ordinary General Shareholders' Meeting held on June 8, 2000, which resolution was converted into a public instrument before Mr. Nicolas Ferrero Lopez, a Notary of Pozuelo de Alarcon, on August 3, 2000, and recorded under entry No. 2,893 in his notarial register.

Terra Networks, S.A. is registered with the Commercial Registry of Barcelona, in Book 32.874, Folio 165, Page B - 217.925.

Terra Networks, S.A.'s Taxpayer ID number is A-82/196.080.

  Merger Exchange Ratio.

The exchange ratio for the shares of the entities participating in the merger, which was determined on the basis of the actual value of the corporate assets of Telefonica, S.A. and Terra Networks, S.A., will be as described below (with no supplemental cash compensation):

Two (2) shares of Telefonica, S.A., each having a par value of one (€1) Euro, for every nine (9) shares of Terra Networks, S.A., each having a par value of two (€2) Euros.

The determination of the exchange ratio took into consideration the dividends that both companies are expected to distribute, to which reference is made in Section 8 of the Merger Plan and Section 4 below.

  Procedure for the Exchange of Shares.

The procedure for the exchange of shares of Terra Networks, S.A. for shares of Telefonica, S.A. shall be as follows:

      Once the merger has been approved at the General Shareholders' Meetings of both companies and the merger document has been recorded with the Commercial Registry of Madrid (after having been evaluated by the Commercial Registry of Barcelona), the shares of Terra Networks, S.A. will be exchanged for shares of Telefonica, S.A.

      The exchange will take place beginning on the date indicated in the announcements to be published in the Official Gazette of the Commercial Registry, in one of the widely-circulated newspapers in Madrid and Barcelona, and, if necessary, in the Official Gazettes of the Spanish stock exchanges. A financial institution shall be appointed to act as an Agent for such purposes, and such institution shall be named in the above-mentioned announcements.

      The exchange of the shares of Terra Networks, S.A. for shares of Telefonica, S.A. will take place through participants in Sociedad de Gestion de los Sistemas de Registro, Compensacion y Liquidacion de Valores, S.A. [Securities Registration, Clearing, and Liquidation Systems Management Company, Inc.] (IBERCLEAR) that are depositaries thereof, in accordance with the procedures established for the book-entry system, pursuant to the provisions of Royal Decree 116, 1992, of February 14, and with the application of the provisions of Section 59 of the Corporations Act, to the extent applicable.

      Shareholders who hold shares representing a fraction of the number of shares of Terra Networks, S.A. designated as the exchange ratio may purchase or transfer shares in order to exchange them in accordance with such exchange ratio. Notwithstanding the foregoing, and pursuant to the provisions of the Merger Plan, the companies participating in the merger expect to establish mechanisms for the purposes of facilitating the implementation of the exchange for those shareholders of Terra Networks, S.A. who own a number of shares that is not a multiple of nine (9), including the designation of an Odd - Lot Agent.

      As a result of the merger, the shares of Terra Networks, S.A. will become extinguished.

Pursuant to the provisions of Section 249 of the Corporations Act and of the regulations governing treasury stock, the shares of Terra Networks, S.A. controlled by Telefonica, S.A. will not be exchanged for shares of Telefonica, S.A.

  Date from which the Shares Delivered in Exchange Will Carry the Right to Participate in Corporate Earnings.

Given that the shares of Telefonica, S.A. to be used for the exchange are already in existence, and of the same class and series as the other currently outstanding shares of Telefonica, S.A., they shall give their holders the right, after delivery thereof, to participate in corporate earnings as from January 1, 2005 on the same terms as the other outstanding shares.

In distributions made after the registration with the Commercial Registry of the merger document, all shares of Telefonica, S.A., including those delivered to satisfy the exchange, shall participate equally in proportion to the par value of each share.

It is hereby noted for the record that, pursuant to the provisions of the Merger Plan, Telefonica, S.A. has made or plans to make, as the case may be, the following distributions of dividends:

  The payment of a dividend of a fixed sum of 0.23 Euros per share charged to earnings for the fiscal year ending December 31, 2004, which will be paid on May 13, 2005. Shareholders of Terra Networks, S.A. who become shareholders of Telefonica, S.A. as a result of the merger will not benefit from such dividend.

  The distribution of treasury stock of Telefonica, S.A., at the ratio of one share of treasury stock for each twenty-five shares owned by the shareholder, charged against the reserve for additional paid-in capital. It is expected that the delivery of the shares will occur after the General Shareholders' Meeting and, in any event prior to the registration of the merger of Telefonica, S.A. and Terra Networks, S.A. with the Commercial Registry. The shareholders of Terra Networks, S.A. who become shareholders of Telefonica, S.A. as a result of the merger will not benefit from such distribution.

  The payment of a dividend for a fixed amount of 0.27 Euros per share with a charge against the reserve for additional paid - in capital, which must be paid on November 11, 2005, provided that prior to such date, the merger document has been registered. The shareholders of Telefonica, S.A. as well as the shareholders of Terra Networks, S.A. who become shareholders of Telefonica, S.A. as a result of the merger, will benefit from this distribution.

For its part, and also in accordance with the provisions of the Merger Plan, Terra Networks, S.A. plans to pay a dividend of 0.60 Euros per share, with a charge against the "Reserve for Additional Paid-In Capital" account, subject to the corresponding approval by the shareholders at the Ordinary General Shareholders' Meeting of Terra Networks, S.A. Only the shareholders of Terra Networks, S.A. will benefit from such distribution.

  Date of Accounting Effects of the Merger.

January 1, 2005 is hereby established as the date from which the transactions of Terra Networks, S.A. shall be deemed for accounting purposes to have taken place on behalf of Telefonica, S.A.

  Special Rights.

There are no special shares of Terra Networks, S.A. Nor are there any owners of special rights other than shares, except for those belonging to the beneficiaries (employees, officers and Directors of the companies in the Terra Networks, S.A. Group) of the stock option plans of Terra Networks, S.A. referred to in Section 5 of the Merger Plan. Following the implementation of the merger, Telefonica, S.A. will succeed Terra Networks, S.A. as the entity bound by such plans. The Terra Networks, S.A. stock option rights shall be automatically converted into Telefonica, S.A. stock option rights, upon the terms resulting from the exchange ratio established in the Merger Plan. All references to Terra Networks, S.A. or, as applicable, to Lycos Inc. or to Lycos Virginia in such option plans shall be deemed to be made to Telefonica, S.A. starting on the date of registration of the merger.

The shares of Telefonica, S.A. that are delivered to the shareholders of Terra Networks, S.A. pursuant to the merger contemplated in the Merger Plan shall not give the holders thereof any special rights whatsoever.

  Benefits Extended to Directors and the Independent Expert.

No benefits of any type shall be extended to the Directors of any of the entities participating in the merger, or to the independent expert participating in the merger process.

RIGHT TO ATTEND

Every shareholder shall be entitled to attend the Annual General Shareholders' Meeting who holds, at least, 300 shares entered in the shareholder’s name in the corresponding registry of book entries no less than five days before the date on which the General Meeting is to be held, and provided, also, that each shareholder documents such circumstance by means of the corresponding attendance card, or else, by producing a certificate issued by any participating entities ("entidades depositarias participantes") affiliated to the Spanish Management Company of Securities Registration, Clearing and Settlement Systems (Sociedad de Gestion de los Sistemas de Registro, Compensacion y Liquidacion de Valores) or by any other means contemplated under the legal provisions in force.

Any shareholder entitled to attend shall be allowed to delegate his or her representation at the General Meeting upon another person, who needs not be a shareholder. This representation may be granted through the filling in of the section on the attendance card that refers to delegation, or in any way that is accepted by the Law. In the documents that reflect the representations for the Shareholders' Meeting, the instructions regarding voting will appear, and it is understood that should no specific instructions be given the representative will vote in favour of the proposed resolutions drawn up by the Board of Directors regarding the points included on the Agenda, and in accordance with his/her own criteria regarding any other matter not included on the Agenda and submitted for voting by the Shareholders’ Meeting, as at the date of delegation this matter was unknown. Should the delegation form not reflect the specific person in whom the shareholder has delegated, it will be understood that the vote favours the Chairman of the Board of Directors of "Telefonica, S.A." or, should the case arise, the vote will be cast in favour of the person responsible for presiding over the Annual General Shareholders’ Meeting. If on the basis of the foregoing indications the representative has a conflict of interest in relation to the vote on any of the proposals that are put to the vote at the General Meeting, whether or not they are on the Agenda, the representation will be deemed to be conferred on the General Vice Secretary of the Company in his capacity as a shareholder with the right to attend.

Shareholders who hold a lesser number of shares shall be allowed at any time to delegate the representation thereof upon a shareholder enjoying the right to attend the Meeting, and they shall also be entitled to join other shareholders in a similar situation, in order to reach, jointly, the required number of shares and bestowing the right in writing.

CONVENING OF MEETING ON SECOND CALL

Shareholders are advised that based on experience in previous years, the General Meeting may foreseeably be held on second call at 12:00 a.m. on May 31st, 2005 at the address given earlier.

Madrid, April 26th , 2005

General Secretary and Secretary of the Board of Directors

Antonio J. Alonso Ureba